Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Second Quarter 2004)

		Ch$ millions		US$ millions (1)
		Q2'04	Q2'03	Q2'04	Q2'03	% Change

Net sales		84,074	77,625	132.1	122.0	8.3%

Cost of goods sold		(44,261)	(43,213)	(69.6)	(67.9)	2.4%
	% of sales	52.6%	55.7%	52.6%	55.7%

Gross profit		39,813	34,412	62.6	54.1	15.7%
	% of sales	47.4%	44.3%	47.4%	44.3%

SG&A		(35,867)	(33,359)	(56.4)	(52.4)	7.5%
	% of sales	42.7%	43.0%	42.7%	43.0%

Operating income		3,946	1,053	6.2	1.7	274.7%
	% of sales	4.7%	1.4%	4.7%	1.4%

Non-operating result
	Financial income	(217)	280	(0.3)	0.4	NM
	Equity in NI of rel. companies	(4)	(386)	(0.0)	(0.6)	99.0%
	Other non-operating income	137	279	0.2	0.4	-50.8%
	Amortization of goodwill	(582)	(589)	(0.9)	(0.9)	1.3%
	Interest expenses	(1,450)	(1,312)	(2.3)	(2.1)	-10.5%
	Other non-operating expenses	(567)	(1,175)	(0.9)	(1.8)	51.8%
	Price level restatement	478	1,709	0.8	2.7	-72.1%
	Currency exchange result	(889)	(546)	(1.4)	(0.9)	-62.9%
	Total	(3,094)	(1,740)	(4.9)	(2.7)	-77.8%

Income before taxes		852	(687)	1.3	(1.1)	NM
	Income taxes	(929)	(94)	(1.5)	(0.1)	-891.1%
	Tax rate	109.0%	-13.6%	109.0%	-13.6%

Minority interest		11	(213)	0.0	(0.3)	NM

Amort. of negative goodwill		11	12	0.02	0.02	-2.6%

Net income		(55)	(982)	(0.1)	(1.5)	94.4%
	% of sales	-0.1%	-1.3%	-0.1%	-1.3%

Earnings per share		(0.17)	(3.08)	(0.00)	(0.00)	94.4%
Earnings per ADR		(0.86)	(15.42)	(0.00)	(0.02)

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		9,623	9,965	15.1	15.7	-3.4%
Amortization		481	508	0.8	0.8	-5.4%
EBITDA		14,050	11,526	22.1	18.1	21.9%
	% of sales	16.7%	14.8%	16.7%	14.8%

Capital expenditures		3,359	5,020	5.3	7.9	-33.1%

(1) Exchange rate: US$1.00 = Ch$636.30